Dominic J. Addesso, CPA Executive Vice President and Chief Financial Officer Everest Re Group, Ltd. Wessex House – 2nd Floor P.O. Box HM 845 Hamilton HM DX, Bermuda

September 30, 2009

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Everest Re Group, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 2, 2009
Schedule 14A
Filed on April 9, 2009
File No. 001-15731

Dear Mr. Rosenberg:

This is to confirm receipt on September 28, 2009, of your letter dated July 7, 2009, to Mr. Craig Eisenacher, in regards to Everest Re Group, Ltd.’s December 31, 2008, Form 10-K and Schedule 14A.

As per discussions with your staff, Everest Re Group, Ltd. will provide a response to your comment letter by October 27, 2009.

Any questions concerning the above should be directed to the individual below at (908) 604-7400.

Sincerely,

/S/ DOMINIC J. ADDESSO

Dominic J. Addesso